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                            March 5, 2024

       Mark S. Shearman, Ph.D.
       Chief Executive Officer
       APRINOIA Therapeutics Inc.
       245 Main Street, 2nd Floor
       Cambridge, MA 02142

                                                        Re: APRINOIA
Therapeutics Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 26,
2024
                                                            File No. 333-276696

       Dear Mark S. Shearman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your revised disclosure in response to prior comment 1 and reissue in part. Please revise to describe the
ADDF   s    rigorous scientific review process.
       Our Pipeline, page 4

   2. We note your revised disclosure indicating that you plan to submit an NDA for APN-1607 in the fourth quarter
of 2026. Given that you have yet to commence or complete the Phase
                                                        3 trial for this
product candidate, please revise here and throughout to remove this statement. You may
state when you anticipate commencing the pivotal trial for APN-
                                                        1607.
 Mark S. Shearman, Ph.D.
FirstName
APRINOIALastNameMark      S. Shearman, Ph.D.
            Therapeutics Inc.
Comapany
March      NameAPRINOIA Therapeutics Inc.
       5, 2024
March2 5, 2024 Page 2
Page
FirstName LastName
Risk Factors
General Risk Factors
An active trading market for our ordinary shares may not be available . . . ., page 53

3. Please revise this risk factor to clearly state that stock price volatility, including any stock-
         run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Capitalization, page 64

4. Please revise your filing to clearly describe the nature of the transaction that resulted in a
         $4.45 million increase to your cash on a pro forma basis. Management's Discussion and Analysis of Financial Condition and Results of Operations
Share-Based Compensation, page 83

5. We note that you have updated your filing with an estimated price range. As previously requested in comment 15 of our December 8, 2023 comment letter, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. Please discuss with the staff how to submit your response.
Business
Summary of Safety for APN-1607, page 94

6. We note your revised disclosure in response to prior comment 3. Please revise to remove your statement that APN-1607 "was demonstrated to have a favorable safety profile." You may describe the data supporting your conclusion.
Preclinical Results, page 105

7. We note your revised disclosure providing data from preclinical tests for APNmAb005.
         Please revise to state whether any of these tests were powered for statistical significance.
         If so, revise to provide the p-values and state whether the results were statistically significant.
License Agreements and Collaborations
Research Collaboration Agreement with Lundbeck and Abbvie, page 112

8. We note your response to prior comment 4 and reissue in part. Please revise to describe the material terms of your agreement with Lundbeck and AbbVie, including the obligations of all parties to the agreement, the aggregate payments made and/or received to date, the aggregate amounts of all potential milestone payments, quantify any royalty rates or provide a reasonable range, disclose who will own rights to technologies arising
 Mark S. Shearman, Ph.D.
APRINOIA Therapeutics Inc.
March 5, 2024
Page 3
      from the collaboration, who will have commercialization rights and disclose term and termination provisions. To the extent that any of these terms have not been negotiated pursuant to the existing collaboration agreement, please advise.
       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameMark S. Shearman, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAPRINOIA Therapeutics Inc.
                                                           Office of Life
Sciences
March 5, 2024 Page 3
cc:       Will H. Cai, Esq.
FirstName LastName